RECD S.E.C.
APR 3 2002
603



SECURITIES AND EXCHANGE COMMISSION

02007837

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SEC FILE NUMBER
8-17820

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Brean Murray & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 11th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Brean Murray — 212 - 702-6500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name - *if individual, state last, first, middle name*)

75 Eisenhower Parkway	Roseland	New Jersey	07068-1697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CCH 880300 0831

OATH OR AFFIRMATION

I, A. Brean Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Murray & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

MYRNA KARGER
NOTARY PUBLIC, State of New York
No. 31-7162665
Qualified in New York County
Commission Expires Jan 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of
BMI Holding Corp.

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

INDEX

* * *



Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Brean Murray & Co., Inc.

We have audited the accompanying statement of financial condition of BREAN MURRAY & CO., INC., a wholly-owned subsidiary of BMI Holding Corp., as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brean Murray & Co., Inc. as of December 31, 2001, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 11, 2002, except for Notes 3, 7 and 11
which are as of March 25, 2002, March 21, 2002
and March 12, 2002, respectively

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$1,523,713
Receivables from brokers and dealers	766,417
Securities owned	780,903
Furniture, equipment and improvements, net of accumulated depreciation of $998,372	629,235
Other assets	598,012
Total	$4,298,280

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold but not yet purchased	$ 141,719
Accounts payable and other liabilities	2,153,880
Total liabilities	2,295,599
Commitments and contingencies	
Stockholder's equity:	
Series preference stock (liquidation preference of $100 per share), par value $.01 per share; 100,000 shares authorized; 805 shares of $10.00 preferred stock outstanding	8
Common stock, par value $.01 per share; 100,000 shares authorized; 22,004 shares outstanding	220
Additional paid-in capital	1,765,695
Retained earnings	6,058,790
	7,824,713
Less:	
Stock subscription receivable	(3,718,298)
Due from affiliates	(2,103,734)
Total stockholder's equity	2,002,681
Total	$4,298,280

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$12,799,055
Syndicate underwriting	2,365,324
Investment banking services	1,492,610
Net dealer inventory:	
Commissions	1,416,157
Investment gains	1,171,553
Net loss on investment securities	(1,932,950)
Gain on sale of exchange membership	1,640,000
Other income	899,725
Total	19,851,474
Expenses:	
Compensation and benefits	12,128,943
Clearance and floor brokerage	2,244,973
Investment banking	44,788
Exchange membership rentals	1,667,694
Regulatory fees and expenses	58,488
Communications	1,686,968
Occupancy and equipment rentals	1,250,575
General and administrative	1,936,048
Interest	101,362
Total	21,119,839
Loss before provision for income taxes	(1,268,365)
Credit for Federal income taxes	(180,000)
Net loss	$ (1,088,365)

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Stock Sub-scription Receivable	Due from Affiliates	Total
	Shares	Amount	Shares	Amount					
Balance, January 1, 2001	805	$8	22,004	$220	$1,765,695	$7,147,155			$ 8,913,078
Net loss						(1,088,365)			(1,088,365)
Common stock subscribed by Parent							$(3,718,298)		(3,718,298)
Due from affiliates	—	—	—	—	—	—	—	$(2,103,734)	(2,103,734)
Balance, December 31, 2001	805	$8	22,004	$220	$1,765,695	$6,058,790	$(3,718,298)	$(2,103,734)	$ 2,002,681

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Operating activities:	
Net loss	$(1,088,365)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	168,030
Decrease in unrealized loss on investment securities	(1,107,403)
Gain on sale of exchange membership	(1,640,000)
Changes in operating assets and liabilities:	
Receivables from brokers and dealers	108,271
Securities owned	6,720,381
Other assets	(24,648)
Payable to broker	(352,025)
Securities sold but not yet purchased	(3,073,312)
Accounts payable and other liabilities	(34,640)
Net cash used in operating activities	(323,711)
Investing activities:	
Purchases of furniture, equipment and improvements	(68,771)
Proceeds from sale of exchange membership	1,700,000
Decrease in receivables from Parent and Affiliates, net	72,217
Net cash provided by investing activities	1,703,446
Net increase in cash	1,379,735
Cash, beginning of year	143,978
Cash, end of year	$ 1,523,713
Supplemental disclosures of cash flow data:	
Interest paid	$ 101,362

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Brean Murray & Co., Inc. (the "Company") is a wholly-owned subsidiary of BMI Holding Corp. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking activities.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Marketable securities and securities sold but not yet purchased are valued at market. Nonmarketable securities are valued at estimated fair value. Unrealized gains and losses are included in results of operations.

Furniture, equipment and improvements:

Furniture, equipment and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to 15 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Advertising:

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were not material in 2001.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes:

The Parent files consolidated Federal and combined state and local income tax returns with its subsidiaries and, accordingly, the Company's taxable income or loss is included in such tax returns.

The Parent and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires the use of an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Parent allocates the current provisions or credits for income taxes to the Company based on its pro rata share of the annual consolidated income or loss reported by the Parent and its subsidiaries for income tax purposes. Deferred tax provisions or credits are recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

Note 2 - Securities owned and securities sold but not yet purchased:

Securities owned and securities sold but not yet purchased represent positions in marketable and nonmarketable securities taken for trading and investment purposes. A summary of those positions as of December 31, 2001 follows:

	Owned	Sold But Not Yet Purchased
Marketable securities, at market value:		
Common stocks	$721,693	$141,719
Preferred stocks	15,050	
Totals	736,743	141,719
Nonmarketable securities, at fair value	44,160	
Totals	$780,903	$141,719

Note 3 - Transactions with the Parent and Affiliates:

A summary of the Company's transactions with the Parent and the other subsidiaries of the Parent, BMI Capital Corp. and American Asset Management Company, Inc. (the "Affiliates"), follows:

	Total	Parent	Affiliates
Receivables at beginning of year	$5,894,249	$3,930,542	$1,963,707
Costs charged by the Company, net	1,911,346	(232,244)	2,143,590
Net cash receipts (payments)	(1,983,563)	20,000	(2,003,563)
Reclassification of due from Parent to subscriptions receivable	(3,718,298)	(3,718,298)	
Reclassification of due from affiliates to stockholder's equity	(2,103,734)		(2,103,734)
Receivables at end of year	$ -	$ -	$ -

The Company incurs various costs and receives certain revenues, other than income tax charges and credits, that are directly or indirectly attributable to the operations of the Parent or the Affiliates. Those costs and revenues are allocated directly to the Parent and the Affiliates based on actual charges to the extent they are specifically identifiable. The remaining costs and revenues are allocated by management using various bases and estimates. The Company also provides cash advances to the Parent. The Parent incurs certain specifically identifiable costs that are directly attributable to the operations of the Company. Net receivables from the Parent and the Affiliates arising from these and other intercompany transactions are noninterest bearing and due on demand.

On March 25, 2002, the Parent subscribed for additional shares of the Company's common stock in the amount of $3,718,298. Accordingly, the Company has reclassified its receivable from Parent to stock subscriptions receivable as of December 31, 2001.

In addition, based on the uncertainty as to whether the receivables from Affiliate will be collected or dividended to the Parent, the Company has reflected such amounts as a reduction of stockholder's equity.

Note 4 - Employee benefit plans:

The Company sponsors a defined contribution profit sharing plan and a savings plan for the benefit of its eligible employees. The Company makes contributions to the profit sharing plan at the discretion of its Board of Directors. The Company did not make any contributions to the profit sharing plan in 2001.

Note 5 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule of the NYSE also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $376,232, which was $103,732 in excess of its required minimum net capital of $272,500. The Company's net capital ratio was 5.72 to 1.

Note 6 - Income taxes:

As explained in Note 1, the Parent allocates the current provisions or credits for income taxes to the Company based on its pro rata share of the annual consolidated income or loss reported by the Parent and its subsidiaries for income tax purposes and records deferred tax assets and liabilities on a consolidated basis. At December 31, 2001, deferred tax assets and liabilities attributable to the Company's temporary differences that were included in the consolidated totals, and a related valuation allowance, were as follows:

Deferred tax assets:	
Unrealized loss in investment securities	$475,000
Net operating loss carryforwards	235,000
Other	208,000
Total	918,000
Deferred tax liabilities - depreciation	(22,000)
Net deferred tax assets	896,000
Valuation allowance	(896,000)
Total	$ -

As of December 31, 2001, the Parent and its subsidiaries had net operating loss carryforwards available for consolidated Federal and combined state and local income tax reporting purposes, including net operating loss carryforwards of approximately $465,000 for Federal and $1,809,000 for state and local income tax reporting purposes that were attributable to the Company and expire at various dates through 2021. Due to the uncertainties related to, among other things, the extent and timing of the future taxable income of the Parent and its subsidiaries, the Company recorded an equivalent valuation allowance of $896,000 as of December 31, 2001 to offset the potential benefits of its share of the net consolidated and combined deferred tax assets.

Note 7 - Commitments and contingencies:

The Company is leasing the premises in which it conducts its operations under operating lease agreements that expire in 2011 and NYSE memberships under operating leases that expire in 2002.

Minimum future lease payments as of December 31, 2001 under noncancelable operating leases are as follows:

Year Ending December 31,	Amount
2002	$ 1,247,829
2003	979,764
2004	978,264
2005	978,264
2006	995,733
Thereafter	4,978,665
Total	$10,158,519

Rent expense under all operating leases totaled $2,519,095 in 2001.

During February 2002, an internal investigation revealed that a former employee may have been involved in certain irregularities related to an escrow account established by the company on behalf of a customer. This matter has been reported by the Company to the Federal Bureau of Investigation, U.S. Attorneys Office, the New York Stock Exchange ("NYSE") and the Company's insurance carrier. At the request of the NYSE, an account has been established and funded to offset any potential loss the customer may suffer as a result of activities in the escrow account. At this point, the Company has not incurred any loss in connection with this matter and no formal demand has been received from the customer. It is not currently possible to determine the likelihood of any claim or to estimate the amount of any loss which may be suffered by the Company. Management expects that others persons will ultimately be held responsible for these matters and that any loss which may be suffered by the Company will be covered by insurance.

The Company, in the ordinary course of business, is a party to certain legal proceedings. In the opinion of management, these proceedings will not have any material adverse effects on the Company's financial statements in subsequent years.

Note 8 - Financial instruments with off-balance-sheet risk and concentration of credit risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2001 were not material.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

Note 9 - Preferred stock:

Holders of the Company's outstanding shares of preferred stock are entitled to receive, as and when declared by the Board of Directors, annual dividends of no more than $10.00 per share. Such dividends are not cumulative. However, dividends on the Company's common stock cannot be declared or paid if dividends on the $10.00 preferred stock for any year have not been paid or declared. Holders of the $10.00 preferred stock are entitled to one vote for each share held on each matter submitted to a vote of stockholders of the Company. All of the shares of preferred stock outstanding at December 31, 2001 were owned by the Parent.

Note 10- Sale of NYSE membership:

On December 15, 2000, the Company entered into an agreement to sell its NYSE membership as of the close of business on January 4, 2001. The Company received sales proceeds of $1,700,000 on January 4, 2001 and recognized a pre-tax gain of approximately $1,640,000 in 2001.

Note 11- Subsequent event:

Effective March 12, 2002, the Company became licensed as a life broker under Sections 2104(B)(1)(A) of the New York State Insurance Law.

* * *

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital:		
Total stockholder's equity		$2,002,681
Deduct nonallowable assets and charges:		
Receivables from brokers and dealers	$ 154,995	
Nonmarketable securities	44,160	
Furniture, equipment and improvements, net	629,235	
Other assets	598,012	1,426,402
Net capital before haircuts on securities positions		576,279
Deduct haircuts on securities positions:		
Other securities	123,261	
Undue concentration	76,786	200,047
Net capital		$ 376,232
Aggregate indebtedness:		
Total liabilities		$2,295,599
Deduct - securities sold but not yet purchased		141,719
Aggregate indebtedness		$2,153,880
Computation of basic net capital requirement:		
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $250,000 minimum dollar net capital requirement		$ 272,500
Excess of net capital over minimum net capital		$ 103,732
Excess net capital at 1,000%		$ 160,844
Ratio of aggregate indebtedness to net capital		5.72

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2001

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2001:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 658,601
Decrease in net capital resulting from changes in:		
Haircuts on securities positions	$ (29,151)	
Audit adjustments, net:		
Balance sheet reclassifications	(497,364)	
Statement of operations changes	244,146	(282,369)
Net capital per above		$ 376,232
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 2,205,243
Decrease in aggregate indebtedness resulting from audit adjustments to decrease accounts payable and other liabilities and balance sheet reclassifications		(51,363)
Aggregate indebtedness per above		$2,153,880

See Report of Independent Public Accountants.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors
Brean Murray & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Brean Murray & Co., Inc. (the "Company"), a wholly-owned subsidiary of BMI Holding Corp., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
February 11, 2002, except for Notes 3, 7 and 11
which are as of March 25, 2002, March 21, 2002
and March 12, 2002, respectively.